December 17, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	VoiceServe, Inc.
Registration Statement on Form S-1
Filed September 17, 2010
File No. 333-169459

Dear Mr. Groff:

We represent Voiceserve, Inc. (“Voiceserve” or, the “Company,” “we,” “us,” or “our”).  By letter dated October 13, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on September 17, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Registration Statement on Form S-1

General

1.
 We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale.  Due to the significant number of shares being registered and the fact that they were issued recently, it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  Therefore, you must fix the offering price of the securities being offered by the Company for the duration of the offering.  In addition, your secondary offering constitutes an indirect primary offering, and the price of the securities being offered by the selling stockholders must be set for the duration of the offering.  Identify the selling stockholders as underwriters.  If you disagree, please provide us with a detailed legal analysis as to why the selling stockholders offering should be regarded as a secondary offering.  This analysis should include, but not be limited to an explanation of the relationship between the company and the selling shareholders, any relationships among any of the selling shareholders, the manner in which each selling shareholder received the shares and the dollar value of the shares being registered in relation to the proceeds you received from the selling shareholders for the shares. You should also identify if any of the selling shareholders is in the business of buying and selling securities.

Response: The Company has revised the number of shares it is requesting to register and has reduced the number being registered to equal one-third of the shares held by non-affiliates, or 3,307,875 shares in the aggregate. The Registration Statement on Form S-1/A has been revised throughout to reflect this information.

2.	Please revise your primary offering prospectus to include Plan of Distribution information as required by Form S-1 Item 8.

Response: The Registration Statement on Form S-1/A has been revised to include a Plan of Distribution on page 31 as required by Form S-1 Item 8.

3.
On page F-13, you indicate that the Registration Rights agreement you entered into pursuant to your May 26, 2010 private placement provides for penalties if certain actions are not taken to register the underlying securities. If you are in violation of this agreement and are paying (or accruing) liquidated damages, please revise your MD&A to address the effect of these payments on your liquidity and operations.

Response: We are currently not in violation of the Registration Rights agreement and therefore are not required to pay any liquidated damages. Such disclosure has been added to the MD&A.

Primary Offering Prospectus Cover Page

4.
Your disclosure is inconsistent as to whether a minimum number of shares must be sold by the Company.  Clearly highlight on your cover page and throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering.  In addition, revise your Use of Proceeds, Dilution and Management’s Discussion and Analysis sections to reflect the sale of varying amounts of the total amount being offered.  At a minimum, revise your disclosure to show the impact of 10%, 50% and 100% of the shares being sold.

Response: The Registration Statement on Form S-1/A has been revised to clearly highlight on the cover page and throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, we may receive no proceeds or very minimal proceeds from the offering. In addition, the Use of Proceeds, Dilution and Management’s Discussion and Analysis sections have been revised to disclose the impact of 10%, 50% and 100% of the shares being sold.

Prospectus Summary, page 1

5.
Your document is somewhat difficult to understand due to your reliance on industry jargon.  Please generally revise your registration statement to eliminate or explain technical and business jargon.  For example, you should explain the term “VoIP.”  In addition, you should eliminate or explain the terms “TDM”, “SIP” “PPX” and “Class 5 softswich software” and where appropriate explain how these terms relate to one another.  These are just examples.

Response: The Registration Statement on Form S-1/A has been revised to eliminate or explain technical and business jargon.

6.
Here you describe the Company’s mission as “creating technology that addresses the principle (sic) communication needs through the economical use of VoIP.”  However, later you make clear that the Company owns no patents or licenses of any kind.  Clarify what technology the Company creates, and how the Company is utilizing its research and development capital.

Response: The Form 10K has been revised on page 1 to clarify what technology we create despite of lacking any patents, and how we utilize our research and development capital.

Risk Factors, page 5

7.
Please revise your introductory language to make clear that your Risk Factor disclosure applies to both the common stock offered by the selling shareholders and the common stock offered directly by you.

Response: The introductory language has been revised to make clear that our Risk Factor disclosure applies to both the common stock offered by the selling shareholders and the common stock offered directly by us.

8.
Please revise your risk factor headings, as appropriate, to ensure that each heading is a statement of the risk that you will subsequently discuss, and not a statement of fact only.  Examples of headings needing revision include, but are not limited to, the following:

•	We May Never Pay Any Dividends To Shareholders, page 6
•	There Is Limited Liquidity On The OTCBB, page 6

Response: We have revised our risk factors to ensure that each heading is a statement of the risk that is subsequently discussed, and not a statement of fact only.

Risks Relating to Our Business, page 5

9.
Please expand this section to account for all material risks to your business.  For example, we note your statement on page 16 that the absence of government regulation allows competitors to easily enter the market in which you operate.  We further note that you do not benefit from intellectual property protection.  As another example, you conduct business in disparate parts of the world and may therefore have exposure to currency exchange risk.  These are just examples of the types of risks you should disclose.

Response: We have revised the Risks Relating to Our Business to include additional risks which we deem applicable.

Risks Related to Our Common Stock, page 6

10.
 Please provide risk factor disclosure of the impact that the concurrent selling shareholder offering may have on the ability of the company to sell its shares.  Specifically address the adverse effect that this may have on the company’s ability to sell shares on a self-underwritten basis and receive any proceeds.  Also provide clear and prominent disclosure of this aspect of the offering in the prospectus summary.

Response: We have revised our risk factors on page 6 to disclose the impact that the concurrent selling shareholder offering may have on the Company’s ability to sell its shares on a self-underwritten basis.

We May Never Pay Any Dividends To Shareholders, page 6

11.	Please revise this last paragraph to clarify that you may not be able to remain profitable since you were profitable during your last fiscal quarter.

Response: The risk factor relating to the payment of dividends to shareholders on page 6 has been revised accordingly.

Description of Securities, page 10

12.	Please revise to include a discussion of the warrants. See Item 202(c) of Regulation S-K.

Response: The Description of Securities has been revised to include a discussion of the warrants in accordance with Item 202(c) of Regulation S-K on page 10.

Business Overview, page 11

13.
 Please supplement your disclosure to provide all of the information required by Item 101(h) of Regulation S-K.  Areas to address include, but are not limited to, the competitive environment in which you operate, the amount spent on research and development and your number of employees.

Response: Our Business Overview has been revised to provide all of the information required by Item 101(h) of Regulation S-K on page 12 of the Registration Statement.

14.
To the extent you retain phrases such as “makes it exceptionally easy to manage” and “the cheapest wholesale termination rates around,” provide us with objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims.  For example, revise to include the basis for your assertion on page 14 that VoIP-Proxy provides “a leading marketplace for IP transit and paid peering.”  To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs.

Response: The Registration Statement on Form S-1/A has been revised to eliminate any assertions made which cannot be supported by a clear standard or measure.

IPTV, page 14

15.	Please indicate the stage of development of your IPTV technology and the additional steps, time and funding necessary to add this feature to your VoipSwitch infrastructure.

Response: The Registration Statement on Form S-1/A has been revised to indicate the stage of development of your IPTV technology and the additional steps, time and funding necessary to add this feature to our VoipSwitch infrastructure.

Financing & Revenue Sources, page 15

16.
Please clarify whether the revenues you generate from licenses and additional modules are one-time fees or subscription based fees paid on an ongoing basis.  Please also explain how you receive revenues from “ongoing monthly service charges to resellers.”

Response: The Registration Statement on Form S-1/A has been revised to disclose the requested information regarding the revenues we generate from licenses and modules on page 16.

17.	Clearly explain how you generate revenues from your VoIP-Proxy division.

Response: The Registration Statement on Form S-1/A has been revised to explain how we generate revenues from our VoIP-Proxy division on page 16.

18.
 We note that you do not include your Call-to-PBX division in your Financing and Revenue Sources section.   Please explain whether you generate any revenues from this division.  To the extent that you do not generate revenues, please indicate as much in your Call-to-PBX section and revise the language used in that section accordingly.

Response: Our Financing and Revenue Sources section has been revised to include disclosure regarding our Call-to-PBX division.

19.	Please explain the nature of the partnerships and franchises you plan to form and indicate if you have reached any agreements to date.

Response: The Registration Statement on Form S-1/A has been revised to disclose our plan to forming partnerships and franchises in various countries to market the Voipswitch software and calltopbx products on page 16.

Description of Property, page 16

20.	Please disclose whether your lease agreement is in writing. If it is in writing, please include the agreement as an exhibit.

Response: The Registration Statement on Form S-1/A has been revised to disclose that we currently have a lease agreement. Such lease agreement has been attached to the Registration Statement as Exhibit 10.6.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 17

21.
 Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to your offering because your common stock is considered a penny stock.

Response: Reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 has been deleted as this protection is not applicable to our offering.

22.	In this section, please reference your auditor’s substantial doubt of your ability to continue as a going concern. In addition, please add a risk factor that addresses your auditor’s opinion.

Response: Our Management’s Discussion and Analysis of Financial Condition and Result of Operations has been revised to disclose our auditor’s substantial doubt of our ability to continue as a going concern on page 18.

23.
 Please revise your results of operations discussion to describe the reason for all material changes in your financials.  For example, for the three month period ended June 30, 2010 you should explain the changes in cost of revenues and net income.

Response: Our results of operations discussion has been revised to describe the reason for all material changes in our financials.

Liquidity and Capital Resources, page 23

24.
 We note your disclosure that additional capital may be required both in the next 12 months and in the long-term.  Please quantify, to the extent practical, both your short-term and long-term capital needs.

Response: We will require additional working capital necessary to support our operations. Management believes that, if the Company’s operational cash flow is not sufficient to support its operational and/or its marketing strategy, its short capital needs could range between $500,000 and $1,500,000 for which it would most probably seek to raise the capital in the equity markets.

Long term capital needs of the company highly depend upon the amount of time it takes for us to achieve market penetration.  If we are successful in growing market share and developing new markets around the world, it will be necessary for us to hire additional employees to support an expanding client base.  If additional working capital is needed to support our increased operations, we will seek such capital in the form of debt and/or equity. Management believes that the Company’s long term capital needs, could potentially range between $1,500,000 and $3,000,000.

Directors, Executive Officers, Promoters and Control Persons, page 24

25.
 Please disclose, with respect to each director, the specific experience, qualifications, attributes or skills that led the board of directors to conclude that the person should serve as a director for the company.  See Item 401(e) of Regulation S-K.

Response: The Registration Statement on Form S1/A has been revised to disclose information in accordance with Item 401(e) of Regulation S-K.

Executive Compensation, page 26

Summary Compensation Table, page 27

26.	Please tell us why all your executive officers were only paid consulting fees and not salaries for their services provided to the Company.

Response: Our executive officers were only paid consulting fees and not salaries for their services provided to the Company because they perform services for the Company in their roles as independent contractors and not as employees of the Company.

27.
 We note that the information provided in your summary compensation table differs from that provided in your Form 10-K for the Year Ended March 31, 2010 even though each table purports to cover the same time period.  Please explain why the information differs and revise accordingly.

Response: The information provided in our summary compensation table on our Form 10-K for the Year Ended march 31, 2010 has been revised to be consistent with the information reported in the Registration Statement dated September 17, 2010.

28.	Please explain who determined the compensation to be paid to each of the individuals named in your summary compensation table and the factors they took into account.

Response: The Registration Statement on Form S-1/A has been revised to disclose that compensation is determined by the officers of the Company and is awarded according to the efforts put into the Company to generate revenues and enhance the Company’s growth.

29.	Please include the equity incentive plan you reference on page 26 as an exhibit.

Response:  The 2009 Equity Incentive Plan has been attached to the Registration Statement on Form S-1/A as Exhibit 10.8.

Employment Agreements, page 27

30.
 Please disclose what factors the Board of Directors will consider in determining annual bonuses for Messrs. Bibelman and Ellinson.  Please also disclose whether Messrs. Bibelman and Ellinson will take part in that determination.

Response: The Registration Statement on Form S-1/A has been revised on page 28 to disclose that bonuses are determined by the Board of Directors and are based on the Company’s ability to generate revenues.

31.
 Please clarify whether Messrs. Bibelman and Ellinson are to receive any compensation in the event of termination “with cause.”  In addition, please briefly define the terms “with cause” and “without cause.”

Response: The Registration Statement on Form S-1/A has been revised on page 27 to define the terms “with cause’ and “without cause” and to clarify whether Messrs. Bibelman and Ellinson are to receive any compensation in the event of termination “with cause.”

Security Ownership of Certain Beneficial Owners and Management, page 28

32.
 Please furnish beneficial ownership information, as of the most recent practicable date.  See Item 403(a) of Regulation S-K.  We note that your disclosure sets forth information regarding common stock owned on March 31, 2010.

Response: The beneficial ownership information has been updated as of the date of the filing of the most recent Registration Statement on Form S-1/A.

Note 8. Common stock issuances, page F-14

33.
 We note that you issued 3 million shares for services rendered.  We also note that the fair value assigned to the share was $0.125 and the closing price of your share at May 21, 2009 was $0.28.  Please tell us in detail why the $0.125 fair value assigned per share is appropriate.

Response: We issued 3,000,000 restricted shares that are not freely tradable and are not entitled to any registration rights. Our common stock is quoted on the OTCBB under the symbol VSRV. Our stock had no trades on May 21, 2009. Therefore, we considered the price our stock was traded at ten days prior to, and subsequent to, May 21, 2009. There was one trade on June 3, 2009 for 1,000 common shares at $.025 per share. In determining an appropriate per share fair value, we applied a 50% restricted stock discount to the $0.25 per share price that our stock was traded at on June 3, 2009. Such disclosure has been made to the Form 10K on page F-14.

Recent Sales of Unregistered Securities, page II-2

34.	Please revise your disclosure to account for all sales of unregistered securities covered by Item 701 of Regulation S-K.

Response: The Registration Statement on Form S-1A/2 has been revised on page II-2 to disclose all sales of unregistered securities covered by Item 701 of Regulation S-K.

Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1

35.	Please have counsel revise his opinion to address both the shares being offered by the company and the shares being offered by the selling shareholders.

Response: Counsel’s opinion has been revised to address both the shares being offered by the Company and the shares being offered by the selling shareholders.

36.
We note that you changed your name to VoiceServe, Inc. in 2007.  Please explain whether you amended your Articles of Incorporation and By-Laws to reflect that name change.  Please file the amended documents in lieu of those currently included as appropriate.

Response: Pursuant to our name change in 2007, amended Articles of Incorporation were filed with the state of Delaware and are attached hereto as Exhibit 3.1. We did not amend our by-laws to reflect that name change.

37.	Please include a list of your subsidiaries as required by Item 601(b)(21) of Regulation S-K.

Response: A list of our subsidiaries is attached to the Registration Statement on Form S-1/A as exhibit 14.2 as required by Item 601(b)(21) of Regulation S-K.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin